UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
TDC A/S
(Name of Subject Company)
TDC A/S
(Names of Persons Filing Statement)
Ordinary Shares, DKK 5 par value per share
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half of one Ordinary Share, DKK 5 par value per share
(Title of Class of Securities)
87236N102 (American Depositary Shares)
(CUSIP Number of Class of Securities)
Gitte Forsberg
Nørregade 21
DK-0900 Copenhagen C
Denmark
+45 33 43 7777
With a copy to:
John A. Healy
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBITS
Exhibit Number
1.1 Announcement by TDC A/S, dated November 30, 2005